Exhibit 21.1

Subsidiaries of SpringWorks Therapeutics, Inc.

1.	SpringWorks Therapeutics, LLC, a Delaware Limited Liability Company

2.	SpringWorks Subsidiary 1, Inc. a Delaware Corporation

3.	SpringWorks Subsidiary 2, Inc. a Delaware Corporation

4.	SpringWorks Subsidiary 3, Inc. a Delaware Corporation

5.	SpringWorks Subsidiary 4, Inc. a Delaware Corporation

6.	SpringWorks Therapeutics Operating Company, Inc., a Delaware Corporation